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NASCENT WINE COMPANY, INC.

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5440 W. Sahara Avenue, Suite 202	Phone: (702) 580-8565
Las Vegas, Nevada 89146	Fax: (702) 898-3689

June 13, 2005

To:	Albert G. Pappas
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Nascent Wine Company, Inc.
Form SB-2 Registration Statement
File No.: 333-120949

Dear Mr. Pappas:

I am the President of Nascent Wine Company, Inc., a Nevada corporation.  I respectfully request that the Commission accelerate the effective date of our company’s Registration Statement on Form SB-2 and amendments made thereto to June 15, 2005 at 2:00 pm Eastern Standard Time, or soon thereafter as practicable.  Accordingly, I would appreciate your prompt consideration of this request and would welcome as prompt a response as is convenient.

The company hereby acknowledges that:

            1.    Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.    The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve our company from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.    The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission if any person under the federal securities laws of the United States.

The company further acknowledges our full awareness of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in our Form SB-2 registration statement.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact me at (702) 580-8565.

Sincerely,

/s/ Patrick Deparini

Patrick Deparini

President

Nascent Wine Company, Inc.